Subsequent Event:
Effective January 1, 2006, the Fund implemented a performance fee structure and simultaneously lowered the Fund's base management fee
 (expressed as a percentage of the Fund's average daily net assets and not taking into account any applicable waivers) by 0.10%. Beginning January 1, 2007, the Fund's base management fee (as adjusted for any applicable breakpoints) may increase or decrease proportionately depending on how the Fund performs relative to its benchmark. This performance fee is intended to reward or penalize the investment adviser for outperforming or underperforming the Fund's benchmark.

The calculation of the total management fee is done in two separate steps. First, the Fund calculates a base fee (to be paid at the end of each quarter). The base fee rate results in an annual fee, calculated and accrued daily. The fee rate is applied to the Fund's average net assets over that quarter. Second, a performance adjustment percentage is applied to the Fund's average net assets over the 12-month rolling performance period. The performance adjustment amount is then added to (or subtracted from, as applicable) the base fee to arrive at the Fund's total advisory fee for the most recently completed quarterly sub-period and that total fee is paid at the end of that most recently completed quarter.

The performance fee calculation applies to all of the Fund's share classes equally, based on the performance of the Class III shares during the performance period. The table below shows the performance adjustment rate applicable to each Fund's base fee.

	Out or Underperformance			Change in Fees
	+/- 1 percentage point				 +/- 0.02%
	+/- 2 percentage point				 +/- 0.04%
	+/- 3 percentage point				 +/- 0.06%
	+/- 4 percentage point				 +/- 0.08%
	+/- 5 percentage point				 +/- 0.10%

The first such payment or penalty, if any, will be made at the end of March 2007 for the Fund (15 months after implementation of the performance-based fees on January 1, 2006). Thereafter, the performance adjusted advisory fee will be paid quarterly.

Under this performance fee arrangement, the investment adviser can receive a performance fee increase even if the Fund experiences negative performance that still exceeds its benchmark by more than the relevant percentage amount shown above.

Funds impacted by Subsequent Event:
GVIT Global Tech
GVIT Global Financial Services
GVIT Global Health Sciences
GVIT Global Utilities
GVIT Worldwide Leaders
GVIT Nationwide Leaders
GVIT International Growth
GVIT Emerging Markets
GVIT Developing Markets